Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

February 17, 2015

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on February 23, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

February 23, 2015

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES THE APPOINTMENT OF
MR. STEVE BURLETON TO THE POSITION OF
VICE-PRESIDENT, BUSINESS DEVELOPMENT

MONTREAL, Quebec, Canada, February 23, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development. Mr. Burleton will be based in Toronto.

Commenting on Mr. Burleton’s appointment, Mr. Adams, President and CEO of Richmont stated: “I am very pleased to welcome Steve to our team. He brings many years of diversified experience, with an entrenched understanding of both the corporate strategy side through his recent senior management role with a public company, and the capital markets sector owing to his past work as an investment banker. Working closely with Richmont’s senior management and myself in particular, Steve will focus on developing and fine-tuning Richmont’s long-term strategy on several fronts. I look forward to working with him as we continue to reframe Richmont’s future production profile, and deliver a meaningful growth story for our shareholders in the years to come.”

Mr. Burleton has over 18 years of experience in the Canadian investment banking industry having dealt with companies in mining, fertilizers and industrial products. Most recently he was Vice President, Corporate Development for a publicly traded fertilizer producer with operations in Brazil and one of the few junior fertilizer development projects to reach production in recent years. In that role he was responsible for financing, strategic initiatives and investor relations. Previously, Mr. Burleton served as Managing Director of Investment Banking at Wellington West Capital Markets Inc. and at Scotia Capital Inc. Mr. Burleton is a Chartered Financial Analyst (CFA) and holds an MBA from York University.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES THE APPOINTMENT OF MR. STEVE BURLETON TO THE POSITION OF VICE-PRESIDENT, BUSINESS DEVELOPMENT
February 23, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States dollar exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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